UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Avianca, United and Copa Airlines realize a Commercial and Strategic Partnership to offer better service to travelers between Latin America and the United States

The joint business agreement expected to benefit customers and Latin American communities by improving the travel experience and offering more connection opportunities with the United States.

This agreement seeks approval from regulatory authorities in 20 countries for its subsequent implementation.

BOGOTA, Nov. 30 – Avianca Holdings’ airlines (Avianca) announced that it has reached an agreement with United Airlines (United) and Copa Airlines (Copa) to realize a strategic and commercial partnership that will bring new service and innovation for passengers travelling between the United States and 19 countries in Latin America. The company expects this agreement will help bring benefits to travelers, communities and the marketplace. The companies, all members of Star Alliance, have reached the agreement following a global trend toward similar cooperative arrangements in the airline industry.

By integrating their complementary networks in this strategic and commercial partnership, Avianca, United and Copa expects to offer a broad portfolio of benefits to their customers. In addition to the United States, the agreement is expected to cover the following Latin American countries: Argentina, Belize, Bolivia, Chile, Colombia, Costa Rica, Ecuador, El Salvador, Guyana, French Guyana, Guatemala, Honduras, Nicaragua, Panama, Paraguay, Peru, Surinam, Uruguay and Venezuela.

More options for travelers:

By integrating their route networks between United States and the Latin American countries under the joint business agreement (“JBA”), Avianca, together with United and Copa, plan to offer important benefits for travelers, including:

•	Joint service between the companies so that customers may travel with more than 12,000 connection options,

•	New nonstop routes,

•	Additional flights on existing routes and,

•	Reduced travel times.

Better service for passengers:

Allowing the carriers to serve customers as if they were a single airline is expected to enable the companies to better align their frequent flyer programs, coordinate flight schedules and improve airport facilities.

“We are certain that together we are stronger in the United States – Latin America market than any of the three airlines individually”, said Hernan Rincon, Executive President – CEO of Avianca. “This Partnership will allow Avianca airlines to strengthen its position as a first-level player in the airline industry in America, as we will expand our scope of service in the continent with United and Copa, offering better connectivity to our customers”.

“This agreement represents the next chapter in U.S.-Latin American air travel,” said Scott Kirby, United’s president. “We are excited to work with our Star Alliance partners Avianca and Copa to bring much-needed competition and growth to many underserved markets while providing a better overall experience for business and leisure customers traveling across the Western Hemisphere.”

“We are delighted to further solidify our existing partnership with United Airlines and look forward to increasing service options for our customers by working more closely with Avianca,” said Pedro Heilbron, Copa Airlines’ chief executive officer. “We believe this agreement benefits our passengers by providing competitive fares and a superior network of more than 275 destinations throughout Latin America and the U.S., and promotes further growth and innovation within the airline industry in the Americas.”

Benefits to impacted communities:

This strategic partnership is expected to increase passenger demand – promoting tourism and investment – in several cities in the United States and Latin America contemplated in the agreement as connection centers (hubs), achieving increased air traffic in many cities throughout the Americas, including Bogota, Lima, San Salvador, Panama City, Houston, Los Angeles and New York.

More competition that benefits customers:

It has been shown that this type of agreement around the world benefits consumers and improves competition. Currently 99 percent of passenger traffic transported by US airlines connecting in Latin America do so without a strategic partnership that offers such benefits.

Competition in the Latin American market has grown significantly and includes several competitor airlines offering service with various fare products. However, the market lacks an integrated route network made up of competitive airlines that maximize value to customers and improve the customer’s travel experience. This agreement represents a necessary evolution in this market which is expected to benefit travelers even more.

“Our analysis shows that a metal-neutral JBA among United, Copa and Avianca will provide substantial benefits to consumers traveling between the relevant countries,” said Dr. Darin Lee, executive vice president of economic consulting firm Compass Lexecon and an airline industry expert. “This JBA will enable United, Copa and Avianca to compete more effectively and increase service, encouraging innovation and establishing a more robust and vibrant marketplace.”

Regulatory approval process:

To enable the deep coordination required to deliver these benefits to consumers, communities and the marketplace, United, Copa and Avianca plan to apply in the near term for regulatory approval of the joint business agreement and an accompanying grant of antitrust immunity from the U.S. Department of Transportation and other regulatory authorities in 19 Latin American countries. The parties do not plan on fully implementing the JBA until they receive the necessary government approvals. They will combine their efforts to seek the commercial goals described herein but will not merge operations, and each of the airlines will remain as independent companies.

The joint business agreement will involve cooperation between the U.S. and Central and South America, excluding Brazil. With the recently effective Open Skies agreement between the US and Brazil, the carriers are exploring the possibility of adding Brazil to the joint business agreement.

About Avianca Holdings S.A.

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity. The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A.—Avianca, Tampa Cargo S.A., incorporated in Colombia, Aerolineas Galapagos S.A.—Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A.—LACSA, incorporated in Costa Rica, Transamérican Airlines S.A.—TACA Perú, incorporated in Perú, Servicios Aéreos Nacionales S.A.—SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, and Isleña de Inversiones S.A. de C.V.—ISLEÑA, incorporated in Honduras.

Investor Relations Office

+571 587 77 00 – 2474, 1349

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2018

AVIANCA HOLDINGS S.A.

By:	/s/ Renato Covelo
	Name:	Renato Covelo
	Title:	Vice President Senior General Counsel